

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 27, 2012

Arthur D. Viola
Chief Executive Officer
Daniels Corporate Advisory Company, Inc.
Parker Towers, 104-60, Queens Boulevard, 12th Floor
Forest Hills, New York 11375

> **Re:** **Daniels Corporate Advisory Company, Inc.**
> **Amendment No. 10 to Registration Statement on**
> **Form S-1**
> **Filed February 28, 2012**
> **File No. 333-169128**

Dear Mr. Viola:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to remove the duplicated financial statement disclosures included after page 94.

Cover Page of Prospectus

2.   Please revise to disclose the fixed price to be used for the sale of shares and clarify that such price applies for the duration of this offering. Refer to Item 501(b)(3) of Regulation S-K. Make conforming revisions throughout this document as appropriate.

The Offering, page 1

3.   On page 2, you indicate that persons selling may also rely on Section 4(1) or Rule 144(i) of the Securities Act. Please explain the basis of such reliance.

Business, page 21

4.   On page 22, you refer to a registered offering of $150,000 to occur between 60-90 days after the "clearance of this offering." Please revise to discuss the purpose of delaying of the capital raising transaction.

5.   On page 22, you indicate that Mr. Viola is providing services to four "additional client potentials." Since that disclosure was also included in your last amendment, please confirm that there is no update regarding the effort related to those potential clients.

6.   Please revise to discuss the contracted remedies that will be used to ensure enforcement of your exclusive agreements.

Selling Stockholders, page 38

7.   Please tell us how all the persons selling shares will be informed of their underwriter's status and obligations under the Securities Act of 1933.

8.   For the entities listed as selling stockholders, please revise to disclose the natural person(s) that would be deemed to be the beneficial owners of those shares. Please refer to the Questions 140.01 and 140.02 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for guidance.

9.   Please tell us if you will update this prospectus with the identities of the persons that will sell the shares initially received by Cede & Co.

Statements of Cash Flows, page 53

10.   Please revise to include statements of cash flows for the two years ended November 30, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-36537 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Norman T. Reynolds, Esq.
        Norman T. Reynolds Law Firm
        Via *facsimile*: (713) 456-2509